SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE 13D

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO § 204.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

§ 240.13d-2(a)

(Amendment No. 1)

Hyatt Hotels Corporation

(Name of Issuer)

Class A Common Stock, $0.01 par value per share

(Title of Class of Securities)

448579102

(CUSIP Number)

Lewis M. Linn, as Trustee 3555 Timmons Lane, Suite 800 Houston, Texas 77027 (713) 961-1600

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

May 15, 2011

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

(Continued on following pages)

(Page 1 of 10 Pages)

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 448579102	13D	Page 2 of 10 Pages

1.	Names of Reporting Persons I.R.S. Identification Nos. of Above Persons (Entities Only) Lewis M. Linn, not individually, but solely as trustee of the trusts listed on Appendix A-1.
2.	Check the Appropriate Box if a Member of a Group (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	Sole Voting Power 0
	8.	Shared Voting Power 4,356,723*
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 4,356,723*
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 4,356,723*
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☒
13.	Percent of Class Represented by Amount in Row (11) 2.6%*
14.	Type of Reporting Person OO

*	Represents shares of the Issuer’s Class A Common Stock, $0.01 par value per share (the “Class A Common Stock”), issuable upon conversion of shares of the Issuer’s Class B Common Stock, $0.01 par value per share (the “Class B Common Stock” and, together with the Class A Common Stock, the “Common Stock”). As provided in the Issuer’s Amended and Restated Certificate of Incorporation, each share of Class B Common Stock is convertible at any time, at the option of the holder, into one share of Class A Common Stock.

The Reporting Persons (as defined in this Amendment No. 1 to Schedule 13D) are party to certain agreements with the Separately Filing Group Members (as defined in the Schedule 13D, filed with the SEC by the Reporting Persons on August 26, 2010), which agreements contain, among other things, certain voting agreements and limitations on the sale of their shares of Common Stock. As a result, the Reporting Persons may be deemed to be members of a “group,” within the meaning of Section 13(d)(3) of the Act (as defined in the Schedule 13D, filed with the SEC by the Reporting Persons on August 26, 2010), comprised of the Reporting Persons and the Separately Filing Group Members. Shares listed as beneficially owned by each Reporting Person exclude shares held by any other Reporting Person or by any of the Separately Filing Group Members, in each case as to which the Reporting Person disclaims beneficial ownership.

All references to the number of shares outstanding are as of April 28, 2011, as reported in the Issuer’s Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2011, as adjusted for the repurchase of 8,987,695 shares to be repurchased by the Issuer on or about May 16, 2011 and May 17, 2011. The percentage is calculated using the total number of shares of Common Stock beneficially owned by the Reporting Persons and based on 165,017,711 shares of Common Stock outstanding as of April 28, 2011, as adjusted for the repurchase of 8,987,695 shares to be repurchased by the Issuer on or about May 16, 2011 and May 17, 2011. With respect to matters upon which the Issuer’s stockholders are entitled to vote, the holders of Class A Common Stock and Class B Common Stock vote together as a single class, and each holder of Class A Common Stock is entitled to one vote per share and each holder of Class B Common Stock is entitled to ten votes per share. The shares of Class B Common Stock owned by the Reporting Persons represent 3.5% of the total voting power of the Common Stock as of April 28, 2011, as adjusted. The percentage of total voting power of the Common Stock is calculated based on the total voting power of the Common Stock outstanding as of April 28, 2010, as adjusted, which is comprised of 44,539,406 shares of Class A Common Stock and 120,478,305 shares of Class B Common Stock and assumes that no outstanding shares of Class B Common Stock have been converted into shares of Class A Common Stock.

CUSIP No. 448579102	13D	Page 3 of 10 Pages

1.

Names of Reporting Persons

I.R.S. Identification Nos. of Above Persons (Entities Only)

CIBC Trust Company (Bahamas) Limited and Lewis M. Linn, not individually, but solely as co-trustees of the trusts listed on Appendix A-2.

2.	Check the Appropriate Box if a Member of a Group (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	Sole Voting Power 0
	8.	Shared Voting Power 1,830,094*
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 1,830,094*
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,830,094*
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☒
13.	Percent of Class Represented by Amount in Row (11) 1.1%*
14.	Type of Reporting Person OO

*	Represents shares of the Issuer’s Class A Common Stock, $0.01 par value per share (the “Class A Common Stock”), issuable upon conversion of shares of the Issuer’s Class B Common Stock, $0.01 par value per share (the “Class B Common Stock” and, together with the Class A Common Stock, the “Common Stock”). As provided in the Issuer’s Amended and Restated Certificate of Incorporation, each share of Class B Common Stock is convertible at any time, at the option of the holder, into one share of Class A Common Stock.

The Reporting Persons (as defined in this Amendment No. 1 to Schedule 13D) are party to certain agreements with the Separately Filing Group Members (as defined in the Schedule 13D, filed with the SEC by the Reporting Persons on August 26, 2010), which agreements contain, among other things, certain voting agreements and limitations on the sale of their shares of Common Stock. As a result, the Reporting Persons may be deemed to be members of a “group,” within the meaning of Section 13(d)(3) of the Act (as defined in the Schedule 13D, filed with the SEC by the Reporting Persons on August 26, 2010), comprised of the Reporting Persons and the Separately Filing Group Members. Shares listed as beneficially owned by each Reporting Person exclude shares held by any other Reporting Person or by any of the Separately Filing Group Members, in each case as to which the Reporting Person disclaims beneficial ownership.

All references to the number of shares outstanding are as of April 28, 2011, as reported in the Issuer’s Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2011, as adjusted for the repurchase of 8,987,695 shares to be repurchased by the Issuer on or about May 16, 2011 and May 17, 2011. The percentage is calculated using the total number of shares of Common Stock beneficially owned by the Reporting Persons and based on 165,017,711 shares of Common Stock outstanding as of April 28, 2011, as adjusted for the repurchase of 8,987,695 shares to be repurchased by the Issuer on or about May 16, 2011 and May 17, 2011. With respect to matters upon which the Issuer’s stockholders are entitled to vote, the holders of Class A Common Stock and Class B Common Stock vote together as a single class, and each holder of Class A Common Stock is entitled to one vote per share and each holder of Class B Common Stock is entitled to ten votes per share. The shares of Class B Common Stock owned by the Reporting Persons represent 1.5% of the total voting power of the Common Stock as of April 28, 2011, as adjusted. The percentage of total voting power of the Common Stock is calculated based on the total voting power of the Common Stock outstanding as of April 28, 2010, as adjusted, which is comprised of 44,539,406 shares of Class A Common Stock and 120,478,305 shares of Class B Common Stock and assumes that no outstanding shares of Class B Common Stock have been converted into shares of Class A Common Stock.

CUSIP No. 448579102	13D	Page 4 of 10 Pages

EXPLANATORY NOTE: This constitutes Amendment No. 1 (“Amendment No. 1”) to the Schedule 13D filed by the Reporting Persons with the SEC on August 26, 2010 pursuant to Section 13(d) of the Securities Exchange Act of 1934, as amended (the “Act”), and Rule 13d-1(a) thereunder (the “Schedule 13D”). This Amendment No. 1 amends the Schedule 13D as specifically set forth herein. Capitalized terms used in this Amendment No. 1 without being defined herein have the respective meanings given to them in the Schedule 13D.

Schedule A attached to the Schedule 13D is replaced in its entirety by Schedule A attached hereto, and all references to “Schedule A” in the Schedule 13D shall be to “Schedule A” attached hereto. Schedule B attached to the Schedule 13D is replaced in its entirety by Schedule B attached hereto, and all references to “Schedule B” in the Schedule 13D shall be to “Schedule B” attached hereto. Appendix A-1 attached to the Schedule 13D is replaced in its entirety by Appendix A-1 attached hereto, and all references to “Appendix A-1” in the Schedule 13D shall be to “Appendix A-1” attached hereto.

Item 4.	Purpose of Transaction

Item 4 of Schedule 13D is hereby amended by deleting the last paragraph thereof and adding the following:

On May 15, 2011, the Reporting Persons agreed to transfer 3,337,945 shares of Class B Common Stock received by them in the Distribution (as defined in the Schedule 13D filed with the SEC by the Reporting Persons on August 26, 2010) in the aggregate to the Issuer for consideration of $44.03 per share, or $146,969,718.40 in the aggregate. The transfers qualified as “Permitted Transfers” for purposes of the Issuer’s Amended and Restated Certificate of Incorporation and, accordingly, the shares of Class B Common Stock transferred to the Issuer remained shares of Class B Common Stock following the transfers. The parties consummated the transfers on May 16, 2011.

Except as described in this Item 4, the Reporting Persons currently have no plans or proposals that relate to or would result in any transaction, event or action set forth in subsections (a) through (j) of Item 4 of Schedule 13D. The Reporting Persons reserve the right to formulate plans or make proposals, and take such action with respect thereto, including any or all of the items set forth in subsections (a) through (j) of Item 4 of Schedule 13D and any other actions, as they may determine.

Item 5.	Interest in Securities of the Issuer

Item 5 of Schedule 13D is hereby amended by deleting the first paragraph thereof and replacing it with the following:

(a)-(b) As of the date hereof, the Reporting Persons in the aggregate may be deemed to be the beneficial owners of 6,186,817 shares of Class A Common Stock issuable upon conversion of 6,186,817 shares of Class B Common Stock beneficially owned by the Reporting Persons. The number of shares of Class B Common Stock beneficially owned by the Reporting

CUSIP No. 448579102	13D	Page 5 of 10 Pages

Persons represents 5.1% of the total number of shares of Class B Common Stock outstanding. The number of shares of Common Stock beneficially owned by the Reporting Persons represents 3.7% of the total number of shares of Common Stock outstanding and 5.0% of the total voting power of the shares of Common Stock outstanding, voting together as a single class, assuming that no outstanding shares of Class B Common Stock have been converted into shares of Class A Common Stock.

Item 5 of Schedule 13D is hereby amended by deleting the third paragraph thereof and replacing it with the following:

Based solely on the information contained in the Schedule 13Ds, as amended, filed by the Separately Filing Group Members, as set forth in Schedule B described below, as of the date hereof, the Pritzker Family Group in the aggregate may be deemed to be the beneficial owners of 11,640 shares of currently issued Class A Common Stock and 95,366,219 shares of Class A Common Stock issuable upon conversion of 95,366,219 shares of Class B Common Stock beneficially owned by the Pritzker Family Group. The number of shares of Class A Common Stock beneficially owned by the Pritzker Family Group and currently issued represents less than 0.1% of the total number of shares of Class A Common Stock outstanding, assuming that no outstanding shares of Class B Common Stock have been converted into shares of Class A Common Stock. The number of shares of Class B Common Stock beneficially owned by the Pritzker Family Group represents 79.2% of the total number of shares of Class B Common Stock outstanding. The number of shares of Common Stock beneficially owned by the Pritzker Family Group represents 57.8% of the total number of shares of Common Stock outstanding and 76.3% of the total voting power of the shares of Common Stock outstanding, voting together as a single class, assuming that no outstanding shares of Class B Common Stock have been converted into shares of Class A Common Stock.

Item 5 of Schedule 13D is hereby further amended by deleting the seventh paragraph thereof and replacing it with the following:

(c) As described in Item 3 above, on August 17, 2010, the co-trustees of the U.S. Situs Trusts allocated or distributed 7,618,663 shares of Class B Common Stock to the Reporting Persons, and certain members of IHE distributed 1,906,099 shares of Class B Common Stock previously held by IHE and its subsidiaries to the Reporting Persons.

As described in Item 4 above, on May 15, 2011, the Reporting Persons agreed to transfer 3,337,945 shares of Class B Common Stock received by them in the Distribution in the aggregate to the Issuer for consideration of $44.03 per share, or $146,969,718.40 in the aggregate. The transfers qualified as “Permitted Transfers” for purposes of the Issuer’s Amended and Restated Certificate of Incorporation and, accordingly, the shares of Class B Common Stock transferred to the Issuer remained shares of Class B Common Stock following the transfers. The parties consummated the transfers on May 16, 2011.

CUSIP No. 448579102	13D	Page 6 of 10 Pages

Item 7.	Material to Be Filed as Exhibits

Item 7 of Schedule 13D is hereby amended by deleting the reference to Exhibit 5 thereof and replacing it with the following:

Exhibit 5	Secretary’s Certificate evidencing authority of the signatories of CIBC Trust Company (Bahamas) Limited (incorporated by reference to Exhibit 3 to the Schedule 13D filed by CIBC Trust Company (Bahamas) Limited, solely as trustee of each of the separate Non-U.S. Situs Trusts on August 26, 2010)

Item 7 of Schedule 13D is hereby further amended by adding the following exhibits thereto:

Exhibit 6	Purchase and Sale Agreement, dated as of May 15, 2011, between Hyatt Hotels Corporation and Lewis M. Linn and CIBC Trust Company (Bahamas) Limited, in their capacity as trustees of certain trusts for the benefit of Anthony N. Pritzker and certain of his lineal descendents (incorporated by reference to Exhibit 10.1 of Hyatt Hotel Corporation’s Current Report on Form 8-K filed on May 16, 2011) (File No. 001-34521))

Exhibit 7	Purchase and Sale Agreement, dated as of May 15, 2011, between Hyatt Hotels Corporation and Lewis M. Linn, in his capacity as trustee of certain trusts for the benefit of Anthony N. Pritzker and certain of his lineal descendents (incorporated by reference to Exhibit 10.2 of Hyatt Hotel Corporation’s Current Report on Form 8-K filed on May 16, 2011) (File No. 001-34521))

CUSIP No. 448579102	13D	Page 7 of 10 Pages

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: May 16, 2011

Lewis M. Linn, not individually, but solely as trustee of Spencer Trust 2, Coco Trust, Revocable DALAI Trust, Don Nicholas Trust, Orchid Trust, Normandy Trust, Lyon Trust, Avignon Trust, Paris Trust and Robert Alan Trust

By:	/s/ Lewis M. Linn
Name: Lewis M. Linn
Title: Trustee

CIBC Trust Company (Bahamas) Limited, not individually, but solely as a co-trustee of Aman Trust 1, Aman Trust 2, Nikopol Trust, Evpatoria Trust, Alushta Trust and Izyum Trust

By:	/s/ Schevon Miller
Name: Schevon Miller
Title: Authorized Signatory

By:	/s/ Carlis E. Chisholm
Name: Carlis E. Chisholm
Title: Authorized Signatory

[Signature Page to Amendment No. 1 to Schedule 13D]

CUSIP No. 448579102	13D	Page 8 of 10 Pages

Appendix A-1

Spencer Trust 2

Coco Trust

Revocable DALAI Trust

Don Nicholas Trust

Orchid Trust

Normandy Trust

Lyon Trust

Avignon Trust

Paris Trust

Robert Alan Trust

CUSIP No. 448579102	13D	Page 9 of 10 Pages

Schedule A

Certain Information Regarding the

Reporting Persons1

	Class A Common Stock[2]		Class B Common Stock[3]		% of Total Common Stock[4]	% of Total Voting Power[5]
Name of Beneficial Owner	Shares	% of Class A	Shares	% of Class B
Lewis M. Linn, not individually, but solely as trustee of the trusts listed on Appendix A-1.	—	—	4,356,723	3.6%	2.6%	3.5%
CIBC Trust Company (Bahamas) Limited and Lewis M. Linn, not individually, but solely as co-trustees of the trusts listed on Appendix A-2.	—	—	1,830,094	1.5%	1.1%	1.5%

[1]

All references to the number of shares outstanding are as of April 28, 2011, as reported in the Issuer’s Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2011, as adjusted for the repurchase of [8,987,695] shares to be repurchased by the Issuer on or about May 16, 2011 and May 17, 2011.

[2]

The information shown in the table with respect to the percentage of Class A Common Stock beneficially owned is based on 44,539,406 shares of the Class A Common Stock outstanding as of April 28, 2011, as adjusted, assuming that no outstanding shares of Class B Common Stock have been converted into shares of Class A Common Stock.

[3]

The information shown in the table with respect of the percentage of Class B Common Stock beneficially owned is based on 120,478,305 shares of Class B Common Stock outstanding as of April 28, 2011, as adjusted.

[4]

The information shown in the table with respect to the percentage of total Common Stock beneficially owned is based on 44,539,406 shares of Class A Common Stock and 120,478,305 shares of Class B Common Stock outstanding as of April 28, 2011, as adjusted.

[5]

With respect to matters upon which the Issuer’s stockholders are entitled to vote, the holders of Class A Common Stock and Class B Common Stock vote together as a single class, and each holder of Class A Common Stock is entitled to one vote per share and each holder of Class B Common Stock is entitled to ten votes per share. The percentage of total voting power of the shares of Common Stock is calculated based on the total voting power of the shares of Common Stock outstanding as of April 28, 2011, as adjusted, which is comprised of 44,539,406 shares of Class A Common Stock and 120,478,305 shares of Class B Common Stock and assumes that no outstanding shares of Class B Common Stock have been converted into shares of Class A Common Stock.

Schedule B

Certain Information Regarding the

Separately Filing Group Members1

	Class A Common Stock[2]		Class B Common Stock[3]		% of Total Common Stock[4]	% of Total Voting Power[5]
Separately Filing Group Member	Shares	% of Class A	Shares	% of Class B
Co-Trustees of the U.S. Situs Trusts[6]	—	—	5,149,874	4.3%	3.1%	4.1%
Trustee of the Non-U.S. Situs Trusts[7]	—	—	4,698,863	3.9%	2.8%	3.8%
Trustees of the Thomas J. Pritzker Family Trusts and Other Reporting Persons[8]	—	—	18,044,396	15.0%	10.9%	14.4%
Trustees of the Nicholas J. Pritzker Family Trusts[9]	—	—	5,846,633	4.9%	3.5%	4.7%
Trustees of the James N. Pritzker Family Trusts and Other Reporting Persons[10]	8,470	*	4,670,792	3.9%	2.8%	3.7%
Trustees of the John A. Pritzker Family Trusts[11]	—	—	—	—	—	—
Trustees of the Linda Pritzker Family Trusts and Other Reporting Persons[12]	—	—	—	—	—	—
Trustees of the Karen L. Pritzker Family Trusts[13]	—	—	8,584,104	7.1%	5.2%	6.9%
Trustees of the Penny Pritzker Family Trusts and Other Reporting Persons[14]	3,170	*	8,731,294	7.2%	5.3%	7.0%
Trustees of the Daniel F. Pritzker Family Trusts[15]	—	—	10,001,457	8.3%	6.1%	8.0%
Trustees of the Anthony N. Pritzker Family Trusts[16]	—	—	6,186,817	5.1%	3.7%	5.0%
Trustees of the Gigi Pritzker Pucker Family Trusts and Other Reporting Persons[17]	—	—	16,879,919	14.0%	10.2%	13.5%
Trustees of the Jay Robert Pritzker Family Trusts[18]	—	—	6,051,483	5.0%	3.7%	4.8%
Trustee of the Richard Pritzker Family Trusts[19]	—	—	520,587	0.4%	0.3%	0.4%

Pritzker Family Group Totals	11,640	*	95,366,219	79.2%	57.8%	76.3%

*	Less than 1% beneficial ownership
[1]

All references to the number of shares outstanding are as of April 28, 2011, as reported in the Issuer’s Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2011, as adjusted to account for the 8,987,695 shares of Class B Common Stock that the Issuer agreed to repurchase from the Reporting Persons and certain of the Separately Filing Group Members on May 15, 2011.

[2]

The information shown in the table with respect to the percentage of Class A Common Stock beneficially owned is based on 44,539,406 shares of Class A Common Stock outstanding as of April 28, 2011, as adjusted, assuming that no outstanding shares of Class B Common Stock have been converted into shares of Class A Common Stock.

[3]

The information shown in the table with respect of the percentage of Class B Common Stock beneficially owned is based on 120,478,305 shares of Class B Common Stock outstanding as of April 28, 2011, as adjusted.

[4]

The information shown in the table with respect to the percentage of total Common Stock beneficially owned is based on 44,539,406 shares of Class A Common Stock and 120,478,305 shares of Class B Common Stock outstanding as of April 28, 2011, as adjusted.

[5]

With respect to matters upon which the Issuer’s stockholders are entitled to vote, the holders of Class A Common Stock and Class B Common Stock vote together as a single class, and each holder of Class A Common Stock is entitled to one vote per share and each holder of Class B Common Stock is entitled to ten votes per share. The percentage of total voting power of the shares of Common Stock is calculated based on the total voting power of the shares of Common Stock outstanding as of April 28, 2011, as adjusted, which is comprised of 44,539,406 shares of Class A Common Stock and 120,478,305 shares of Class B Common Stock and assumes that no outstanding shares of Class B Common Stock have been converted into shares of Class A Common Stock.

[6]

See the Schedule 13D filed on August 26, 2010, as amended, by Thomas J. Pritzker, Marshall E. Eisenberg and Karl J. Breyer, not individually, but solely in their capacity as co-trustees of the U.S. Situs Trusts listed on Appendix A to the Schedule 13D, which includes information regarding the filer’s jurisdiction of organization, principal business, and address of principal office.

[7]

See the Schedule 13D filed on August 26, 2010, as amended, by the CIBC Trust Company (Bahamas) Limited, solely as trustee of the Non-U.S. Situs Trusts listed on Appendix A to the Schedule 13D, which includes information regarding the filer’s jurisdiction of organization, principal business, and address of principal office.

[8]

See the Schedule 13D filed on August 26, 2010, as amended, by Marshall E. Eisenberg, not individually, but solely as trustee of certain trusts listed on Appendix A-1 to the Schedule 13D, and the other Reporting Persons named therein, which includes information regarding the filer’s jurisdiction of organization, principal business, and address of principal office.

[9]

See the Schedule 13D filed on August 26, 2010, as amended, by Marshall E. Eisenberg, not individually, but solely as trustee of certain trusts listed on Appendix A-1 to the Schedule 13D, and the other Reporting Persons named therein, which includes information regarding the filer’s jurisdiction of organization, principal business, and address of principal office.

[10]

See the Schedule 13D filed on August 26, 2010, as amended, by Charles E. Dobrusin and Harry B. Rosenberg, not individually, but solely as co-trustees of certain trusts listed on Appendix A-1 to the Schedule 13D, and the other Reporting Persons named therein, which includes information regarding the filer’s jurisdiction of organization, principal business, and address of principal office.

[11]

See the Schedule 13D filed on August 26, 2010 by Lewis M. Linn, not individually, but solely as trustee for the trusts listed on Appendix A-1 to the Schedule 13D, and the other Reporting Persons named therein, which includes information regarding the filer’s jurisdiction of organization, principal business, and address of principal office.

[12]

See the Schedule 13D filed on August 26, 2010, as amended, by Lewis M. Linn, not individually, but solely as trustee for the trusts listed on Appendix A-1 to the Schedule 13D, and the other Reporting Persons named therein, which includes information regarding the filer’s jurisdiction of organization, principal business, and address of principal office.

[13]

See the Schedule 13D filed on August 26, 2010 by Walter W. Simmers, Andrew D. Wingate and Lucinda Falk, not individually, but solely as co-trustees for the trusts listed on Appendix A-1 to the Schedule 13D, and the other Reporting Persons named therein, which includes information regarding the filer’s jurisdiction of organization, principal business, and address of principal office.

[14]

See the Schedule 13D filed on August 26, 2010, as amended, by John Kevin Poorman, not individually, but solely as trustee of certain trusts listed on Appendix A-1 to the Schedule 13D, and the other Reporting Persons named therein, which includes information regarding the filer’s jurisdiction of organization, principal business, and address of principal office.

[15]

See the Schedule 13D filed on August 26, 2010 by Lewis M. Linn, not individually, but solely as trustee for the trusts listed on Appendix A-1 to the Schedule 13D, and the other Reporting Persons named therein, which includes information regarding the filer’s jurisdiction of organization, principal business, and address of principal office.

[16]

See the Schedule 13D filed on August 26, 2010 by Lewis M. Linn, not individually, but solely as trustee for the trusts listed on Appendix A-1 to the Schedule 13D, and the other Reporting Persons named therein, which includes information regarding the filer’s jurisdiction of organization, principal business, and address of principal office.

[17]

See the Schedule 13D filed on August 26, 2010, as amended, by Gigi Pritzker Pucker and Edward W. Rabin, not individually, but solely as trustees of certain trusts listed on Appendix A-1 to the Schedule 13D, and the other Reporting Persons named therein on, which includes information regarding the filer’s jurisdiction of organization, principal business, and address of principal office.

[18]

See the Schedule 13D filed on August 26, 2010 by Thomas J. Muenster, not individually, but solely as trustee for the trusts listed on Appendix A-1 to the Schedule 13D, and the other Reporting Persons named therein, which includes information regarding the filer’s jurisdiction of organization, principal business, and address of principal office.

[19]

See the Schedule 13D filed on August 26, 2010, as amended, by the CIBC Trust Company (Bahamas) Limited, solely as trustee of the trusts listed on Appendix A-1 to the Schedule 13D, which includes information regarding the filer’s jurisdiction of organization, principal business, and address of principal office.